Exhibit 99.1

PERDIGÃO S.A.

A Public Held Company

CNPJ/MF 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

Pursuant to paragraph 4 of article 157 of Law 6,404/76, and to the provisions of article 2 of CVM Instruction 358/02, as amended, Perdigão S.A. (“Perdigão” or the “Company”), announces to the public in general that:

Perdigão and Cooperativa Central Agromilk, Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial (jointly denominated the “Cooperatives” or “Sellers”), currently shareholders holding a 49% equity interest in Batávia SA Indústria de Alimentos (“Batávia”), and Cooperativa Central de Laticínios do Paraná Ltda (“CCLPL”) and Batávia, as consenting intervening parties, have entered into, on November 28, 2007 (a) a share purchase and other covenants agreement (“Share Purchase Agreement”) under which the Sellers have agreed to sell to Perdigão 73,107,998 common nominative shares of Batávia representing 49% of the capital stock of Batávia, and Perdigão has agreed to pay the total value of R$155,000,000.00 (one hundred and fifty-five million Reais) in cash for the acquisition of the totality of these shares. Upon the completion of this purchase and sale of shares, Batávia will be a wholly-owned subsidiary of Perdigão; and (b) the termination of the shareholders agreement dated May 25, 2006, between the shareholders of Batávia. The shares to be acquired under the Share Purchase Agreement will be transferred to Perdigão within 48 hours of its payment.

São Paulo, November 28 2007.

Wang Wei Chang

Chief Executive Officer